UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 8, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

IncrediMail Ltd.

File No. 000-51694 - CF#26510

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IncrediMail Ltd. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on March 9, 2011, as amended on July 20, 2011.

Based on representations by IncrediMail Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 4.4   through January 31, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Mark P. Shuman
Branch Chief - Legal